

Asante Capital Group Advisors LLC

Statement of Financial Condition

March 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68701

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Asante Capital Group Advisors LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10 East, 53rd Street, 12th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Warren Hibbert	+44 203 696 4700	wh@asantecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

151 West 42nd Street, 19th Floor	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Warren Hibbert, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Asante Capital Group Advisors LLC, as of 3/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SIGNED AND AFFIRMED BY WARREN HIBBERT, KNOWN TO ME, AT LONDON ENGLAND ON 23-1 MAY 2023
BEFORE ME:

Signature: [signature]

Title: MANAGING PARTNER

[signature]
Notary Public

DAVID NOEL LLOYD FAWCETT
Notary Public of London, England
Empowered to administer Oaths
My commission expires with life

DE PINNA LLP
SOUTHWEST HOUSE
11a REGENT STREET ST JAMES'S
LONDON
SW1Y 4LR
SCRIVENER NOTARIES

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Statement of Financial Condition   3 - 6



RSM US LLP

Report of Independent Registered Public Accounting Firm

Managers of Asante Capital Group Advisors LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Asante Capital Group Advisors LLC (the Company) as of March 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2012.

New York, New York
May 19, 2023

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

1

Asante Capital Group Advisors LLC

Statement of Financial Condition
March 31, 2023
(amounts expressed in U.S. dollars)

ASSETS

Cash	$	2,821,093
Prepaid expenses		54,161
Prepaid taxes		152,297
Fixed assets (net of accumulated depreciation of $210,497)		121,133
Due from affiliate		1,252,814
Total assets	$	4,401,498

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to affiliate	$	255,412
Bank loans		213,396
Deferred income		152,258
Deferred tax payable		25,437
Accrued expenses and other liabilities		316,848
Total liabilities		963,351
Commitments (note 6)		
Member's Equity		3,438,147
Total liabilities and member's equity	$	4,401,498

See Notes to Financial Statements.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 1.   Organization and Summary of Significant Accounting Policies

Description of Business: Asante Capital Group Advisors LLC (the "Company"), a Delaware limited liability company, was formed in June 2010 and is an indirect wholly owned subsidiary of Asante Capital Group LLP. The Company became a broker-dealer in September 2011 and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation ("SIPC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a broker-dealer raising capital for private equity firms and investment managers and providing related specialized financial services. The Company does not conduct any retail securities business, offer or hold customer accounts, nor does it hold or receive client or investor funds or securities. The Company is not a party to agreements between an investor and its private fund clients, does not make a market in any security, nor does it trade for its own account or for the account of any client (or investor) in any security.

Significant accounting policies are:

Basis of Presentation: The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates: The preparation of the financial statements in conformity with GAAP in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition: The Company follows the provisions of Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers, which amends the existing accounting standards for revenue recognition. The amendments are based on the principle that revenue from the transfer of promised goods or services to customers should be recognized in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Under this standard, the Company recognizes all revenues on services to clients upon client transaction fulfilment, rather than deferring recognition until receipt of final net fees as received. The Company recognizes revenues as follows: The Company charges a placement fee and a retainer fee for raising capital for private equity firms and investment managers. Private placement fees are recognized when services related to the underlying transactions are completed under the terms of the agreement. Retainer fees are recognized monthly as ongoing performance obligations are met.

Cash: Cash represents bank demand deposits, held at one financial institution, which at year end exceeds federally insured limits, however, the Company does not believe that this results in any significant credit risk.

Prepaid Expenses: The Company makes payments for certain expenses such as insurance in advance of the period in which it receives the benefit. These payments are classified as prepaid expenses and amortized over the respective period of benefit relating to the contractual arrangement.

Fixed Assets: Fixed assets are reported at cost, less accumulated depreciation and amortized under the straight line method. Fixed assets are depreciated over their useful lives.

Expenses and Liabilities: All costs and expenses are recorded on the accrual basis.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 1.   Organization and Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company is a single-member limited liability company and has elected to be treated as a "C Corp" for federal income tax purposes. The Company accounts for income taxes in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Accounting for Income Taxes*. FASB ASC 740 requires that deferred taxes be established based upon the temporary differences between financial statements and income tax bases of assets and liabilities using the enacted statutory rates.

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between the years. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

FASB ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax liability in the current year. For the year ended March 31, 2023, management has determined that there are no material uncertain income tax positions.

Note 2.   Related Party Transactions

The Company has agreements ("Agreement") with Asante Capital Group LLP and Asante Capital Group HK Limited. As at March 31, 2023 the Company had a net payable of $255,412 due to Asante Capital Group HK Limited, which is shown under due to affiliate on the statement of financial condition.

There is a high level of integration of the Company's activities and operations with the ultimate parent and the accompanying financial statement is indicative of the Company's current financial condition as part of that group. As at March 31, 2023 the Company had a net receivable of $1,252,814 due from Asante Capital Group LLP, which is shown under due from affiliate on the statement of financial condition.

Note 3.   Employee Benefit Plans

The Company administers a 401(k) retirement and savings plan for eligible employees. The plan is a defined contribution plan that is funded through contributions by employees and the Company.

Note 4.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 5.   Income Taxes

As described in Note 1, the Company has elected to be taxed as a "C Corp" for federal income tax purposes.

Deferred taxes consist of the following components as of March 31, 2023 and is included under deferred tax payable on the statement of financial condition:

Deferred tax liability
   Depreciation $25,437

Note 6.   Commitments

Leases: The Company has an operating lease for office space in New York, New York, with an affiliate, on a month-to-month basis and until either party notifies the other party of its intent to terminate the agreement. Such notification must be in writing and must be delivered at least thirty (30) days before the date that the terminating party wishes to end the agreement. The Company has made an election not to apply the recognition requirements of ASC 842 Leases, to short-term leases.

Note 7.   Fixed Assets

Fixed assets, at cost consist of the following:

Asset Class	Cost	Estimated useful life
Computers and office equipment	$208,295	3 years
Furniture	123,335	3 years
	331,630	
Less accumulated depreciation	210,497	
Total Fixed Assets, net	$121,133	

Note 8.   Loans

During the year ended 2021, the Company received a loan from Citizens Bank in the amount of $775,200 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 1, 2020. The amount of $452,433 was forgiven during the year ended March 31, 2022. At March 31, 2023, $213,396, the balance remaining on the loan, requires monthly payments of $8,633, inclusive of an annual interest rate of 1%, and matures on May 4, 2025. Annual payments for fiscal years 2024-2026 are: 2024 $101,893, 2025 $102,934 and 2026 $8,542.

Note 9.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act"). SEC Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2023, the Company had net capital of $1,857,742, which was $1,793,519 in excess of its required net capital of $64,223. The Company's ratio of aggregate indebtedness to net capital was 0.52 to 1.

Asante Capital Group Advisors LLC

Notes to Statement of Financial Condition
(amounts expressed in U.S. dollars)

Note 10.   Risks

To date, the COVID-19 global pandemic has not materially impacted the Company's day-to-day operations. However, continuing uncertainty with respect to global economic activity may negatively impact the Company's revenue opportunities.

Note 11.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

